UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                       For the month of November, 2004

                                 SPIRENT plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Name of company

SPIRENT PLC


2. Name of shareholder having a major interest

BARCLAYS PLC


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SHAREHOLDER NAMED IN 2 ABOVE


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


Registered Holder                                        Account designation                     Holding

BARCLAYS CAPITAL NOMINEES LIMI                           -                                       754,502
CHASE NOMINEES LTD                                       16376                                   531,812
CHASE NOMINEES LTD                                       20947                                27,953,872
CHASE NOMINEES LTD                                       21359                                 1,176,143
INVESTORS BANK AND TRUST CO                              -                                       434,795
INVESTORS BANK AND TRUST CO                              -                                        11,784
INVESTORS BANK AND TRUST CO                              -                                       298,290
INVESTORS BANK AND TRUST CO                              -                                       111,024
JP MORGAN (BGI CUSTODY)                                  16331                                   244,863
JP MORGAN (BGI CUSTODY)                                  16341                                 1,654,211
JP MORGAN (BGI CUSTODY)                                  16341                                   635,690
JP MORGAN (BGI CUSTODY)                                  16344                                   400,264
JP MORGAN (BGI CUSTODY)                                  16345                                   742,167
JP MORGAN (BGI CUSTODY)                                  16400                                 9,962,821
JP MORGAN (BGI CUSTODY)                                  18409                                   484,895
JP MORGAN CHASE BANK                                     -                                       179,290
JP MORGAN CHASE BANK                                     -                                       409,555
JP MORGAN CHASE BANK                                     -                                       633,980
JP MORGAN CHASE BANK                                     -                                       360,275
R C GREIG NOMINEES LIMITED A/C                           BL1                                     135,530
R C GREIG NOMINEES LIMITED A/C                           CM1                                      32,079
R C GREIG NOMINEES LIMITED GP1                           GP1                                      34,067
R C GREIG NOMINEES LIMITED SA1                           SA1                                      22,152
ZEBAN NOMINEES LIMITED                                   -                                         1,000
                                                         TOTAL                                47,205,061



5. Number of shares / amount of stock acquired

-


6. Percentage of issued class

-


7. Number of shares / amount of stock disposed

NOT NOTIFIED


8. Percentage of issued class

NOT NOTIFIED


9. Class of security

ORDINARY SHARES OF 3.3333 PENCE EACH


10. Date of transaction

HOLDING AS AT 27 OCTOBER 2004


11. Date company informed

01 NOVEMBER 2004


12. Total holding following this notification

47,205,061


13. Total percentage holding of issued class following this notification

4.94%


14. Any additional information

NOTIFICATION RECEIVED PURSUANT TO S198-202 COMPANIES ACT 1985 THAT THE SHAREHOLDER NAMED IN 2 ABOVE HAS DECREASED THEIR NOTIFIABLE SHAREHOLDING IN SPIRENT PLC TO 4.94%. SHAREHOLDER PREVIOUSLY REPORTED A SHAREHOLDING OF 54,428,018 SHARES (5.70%) ON 07 OCTOBER 2004.


15. Name of contact and telephone number for queries

LUKE THOMAS - 01293 767658


16. Name and signature of authorised company official responsible for making this notification

LUKE THOMAS - DEPUTY COMPANY SECRETARY


Date of notification

01 NOVEMBER 2004


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date 01 November 2004                         By   ____/s/ Luke Thomas____

                                                    (Signature)*